SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Mylan N.V.

NAME OF PERSON RELYING ON EXEMPTION: CtW Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 L Street, N.W., Suite 900, Washington, D.C. 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

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[This reference is to an article from Fierce Pharma available at https://www.fiercepharma.com/pharma/mylan-investors-clash-over-executive-clawback-policies]

[This reference is to an article from Reuters available at https://www.reuters.com/article/mylan-nl-shareholders/update-1-ctw-opposes-re-election-of-members-of-mylan-boards-governance-panel-idUSL4N23E2B3]

[This reference is to a letter to Mylan shareholders from the CtW Investment Group’s website available at http://ctwinvestmentgroup.com/wp-content/uploads/2019/06/Mylan_Final_6_7_2019.pdf ]